EXHIBIT 12.1

SM ENERGY COMPANY AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Income (loss) before income taxes	$416,392	$(343,813)	$(1,201,916)	$(722,861)	$1,064,699	$278,611
Fixed charges	47,900	193,587	167,600	155,510	117,147	102,758
Amortization of capitalized interest	2,568	11,623	13,905	9,116	11,448	11,784
Capitalized interest	(4,485)	(12,607)	(17,004)	(25,051)	(16,165)	(10,952)
Earnings before fixed charges	$462,375	$(151,210)	$(1,037,415)	$(583,286)	$1,177,129	$382,201

Fixed charges:
Interest expense (1)	$43,085	$179,257	$148,685	$128,149	$98,554	$89,711
Capitalized interest	4,485	12,607	17,004	25,051	16,165	10,952
Interest expense component of rent (2)	330	1,723	1,911	2,310	2,428	2,095
Total fixed charges	$47,900	$193,587	$167,600	$155,510	$117,147	$102,758

Ratio of earnings to fixed charges	9.7	—	—	—	10.0	3.7
Insufficient coverage	$—	$344,797	$1,205,015	$738,796	$—	$—
___________________________________________

(1)
Includes amortization of deferred financing costs and debt discount. Interest expense for the year ended December 31, 2016, excludes the $10.0 million paid to terminate a second lien facility that was no longer necessary to fund acquisition activity.

(2)	Represents a reasonable approximation of the portion of rental expense assumed to be attributable to the interest factor.